September 1, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Unity Wireless Corporation
Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarters Ended March 31, 2006 And June 30, 2006 File No. 000-30620

Dear Mr. Spirgel:

We have received your letter dated August 21, 2006.

Our Chief Financial Officer, Mr. Dallas Pretty, is away from the office until the 8th of September. We request that the reply date be extended to the 18th of September so that Mr. Pretty may attend to this immediately upon his return.

Yours truly,

/s/ Ilan Kenig

Ilan Kenig
President & CEO

WORLD HEADQUARTERS
7438 Fraser Park Drive
Burnaby, BC CANADA
Tel: +1.604.267.2772
Fax: +1.604.267.2701